Exhibit 99.3

[TRANSLATION]

February 14, 2017

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto,

Chief Executive Officer and Chairman of the Board

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: FTEO, NASDAQ)

Contact: Shuichi Seo,

Chief Financial Officer

Telephone: +81-3-5463-6344

Revision of Forecasts

FRONTEO, Inc. (the “Company”) announces a revision of the forecasts for its results of operations announced on May 16, 2016 based on recent operating results.

Revision of forecasts

1.              Revision of the consolidated forecasts for the year ending March 31, 2017 (April 1, 2016 through March 31, 2017)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	13,100	95	70	0	0.00
Revised forecasts (B)	11,800	(850)	(860)	(700)	(19.47)
Differences (B) - (A)	(1,300)	(945)	(930)	(700)	—
Changes (%)	(9.9)	—	—	—	—
(Reference) Results for the year ended March 31, 2016	10,553	71	25	(194)	(5.47)

2.              Revision of the non-consolidated forecasts for the year ending March 31, 2017 (April 1, 2016 through March 31, 2017)

	Net sales (million yen)	Ordinary income (million yen)	Net income (million yen)	Net income per share (yen)
Previously announced forecasts (A)	5,340	65	0	0.00
Revised forecasts (B)	4,570	260	115	3.20
Differences (B) - (A)	(770)	195	115	—
Changes (%)	(14.4)	300.0	—	—
(Reference) Results for the year ended March 31, 2016	4,560	189	74	2.09

Reasons for the revision

For the fiscal year ending March 31, 2017, net sales are expected to fall below the initial forecast due to a drop in revenue from a major Korean client as a result of the settlement of large-scale litigations. Furthermore, while prioritizing the enhancement of the internal controls of its U.S. subsidiaries, the Company was forced to slow down the operating activities in the U.S. This negatively affected the net sales for the nine-month period ended December 31, 2016. Income is also expected to fall below the initial forecast due to a drop in gross profit margin owing to changes in product variety, in addition to the decline in sales.

For the non-consolidated forecasts for the fiscal year ending March 31, 2017, net sales are expected to fall below the initial forecast due to decreased transactions with overseas subsidiaries and associated companies as a result of a slowdown in global operating activities. However, the Company expects that both ordinary income and net income will exceed the initial forecast due to cost reduction efforts.

Please note that the forecasts provided above are prepared based on the information available as of the date this notice is prepared, and actual results may differ significantly from the forecasts due to various factors, such as foreign exchange rate fluctuations.